August 12, 2024

Raime Leeby-Muhle
Chief Financial Officer
DHI Group, Inc.
6465 South Greenwood Plaza, Suite 400
Centennial, CO 80111

       Re: DHI Group, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2023
           Item 2.02 Form 8-K dated May 8, 2024
           File No. 001-33584
Dear Raime Leeby-Muhle:

        We issued comments to you on the above captioned filings on July 11, 2024. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by August 26, 2024.

       If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

       Please contact Suying Li at 202-551-3335 or Rufus Decker at 202-551-3769 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Trade &
Services